UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No.: 333-113296

WIND WORKS POWER CORP.
(Exact name of registrant as specified in its charter)

346 Waverley Street
Ottawa, Ontario Canada K2_ 0W5
Telephone: (954) 575-2252
(Address of Principal Executive Offices)

____________________

Common Sock
___________________________________________________________
(Title of each class of securities covered by this Form)

None
____________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	______
Rule 12g-4(a)(2)	______
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)	X
Rule 15d-6	______

Approximate number of holders of record as of the certification or notice date: 249

Pursuant to the requirements of the Securities Exchange Act of 1934, Wind Works Power Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person:

Date: June 11, 2012	By: /s/Ingo Stuckmann
Ingo Stuckmann, CEO